Exhibit 99.1

iKang Group Launches New Strategic Initiatives, iKangCare+ and iKangPartners+

A comprehensive “advisory” healthcare platform

Press Release

BEIJING, June 26, 2017 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq:KANG), a major provider in China’s fast-growing private preventive healthcare services market, has announced the launch of its key strategic initiatives, iKangCare+ and iKangPartners+ so that customer experience will be significantly improved. Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented, “The launch reflects iKang’s recognition of the challenges that the industry is facing and customers’ expectation for innovation.  We have defined our strategies and are now upgrading our product and service which will meet and exceed client’s expectation, especially the corporate clients which make up the majority of our revenue. Through innovative products and service upgrade, as well big data analysis and artificial intelligence, we are now creating a comprehensive and fully integrated “advisory” healthcare management platform, designed to further contribute to greater national well-being.”

iKang Group has launched iKangCare+ as a platform for corporate customers, designed for continuous upgrade and enhancement. iKang plans to embrace artificial intelligence and targeted services to communicate effectively with corporate clients and deliver robust expert healthcare management solutions. With iKangCare+, C represents “Connecting” (connecting customers), A for “Ai” (artificial intelligence), R for “Reliable” (more reliable service and product), E for “Expert” (expert service as a whole), and + for “integrated service platform.”

iKang has identified an urgent customer demand for a comprehensible explanation and understanding of the test results of medical examination services received from iKang, as well as adequate follow-up services for further tests and even treatment afterwards. To facilitate direct connection with clients to address this need, iKangCare+ corporate clients’ platform provides customers with the iKang APP, official WeChat, medical centers and clinics, toll-free help lines, and on-site services for a professional and full interpretation and guidance on the results of their tests.

Furthermore, based on big data analysis and the latest technologies through advanced imaging tools and lipid biopsy in early stage cancer screen, iKangCare+ corporate client platform is able to generate self-served personalized medical examination service checkup menus for each employee based on his/her own family history, personal heath record and lifestyles.  In the past, for those companies in China where annual medical examination services are provided as a benefit for corporate employees, one-size-fits-all checkup menus for all employees has been the standard practice for many years.

After the annual medical examination, the iKang APP will identify any abnormal findings and provides a targeted in-depth test program. This outreach tracking system will be continuously upgraded, to fully deliver the commitment of “advisory” support.

iKang has combined the most advanced screening measures available and upgraded solutions related to high-morbidity cancer into its core medical examination package — iKang’s “Three anti-cancer precautionary package.” Focusing on early screening for gastric cancer and colon cancer, iKang “Stomach Check Package” introduces China’s first genotyping of helicobacter pylori in feces and analysis of fecal DNA in early screening of colorectal cancer. For the No.1 cancer in China — lung cancer — iKang’s “Lung Check Package” includes liquid biopsy for ultra-early lung cancer, lung CT scanning, and related genetic testing and cancer marker screening programs. For more comprehensive early stage cancer screening and disease risk assessments, iKang’s “Complete Check Package” includes 197 test programs for male customers and 202 for females of DNA tests, 18 types of high-morbidity cancer liquid biopsies and lung CT scanning, etc.

iKang is continuously building its competitive advantage to reinforce contact between clients and medical experts and addressing shortfalls in post-cancer diagnosis via the iKangCare+ corporate client platform. iKang provides specialist referral for clients when abnormal symptoms linked to cancers are found in our medical centers. If the result of cancer is confirmed, iKang offers second opinions to patients from leading experts out of patients’ choice from any hospital in China at iKang’s expense.

iKang and haodf.com will form a strategic alliance that allows iKang clients to reach out to more than 150,000 recognized medical experts across the country through the haodf.com platform. haodf.com is one of the most recognized high quality health consultation platforms in China with anchor investors such as Tencent and Baidu.com. Through WorldCare, a leader in the second opinions industry which provides access to teams of specialists who can provide independent medical second opinions to ensure the diagnosis is accurate and recommend an optimal treatment plan, iKang is now able to connect with over 18,000 specialists with WorldCare Consortium, including Massachusetts General Hospital, Brigham and Women’s Hospital, Dana-Farber Cancer Institute, Boston Children’s Hospital, Mayo Clinic and UCLA Health, etc. Furthermore, through daoyitong.com developed by iKang, the iKang platform helps patients to make appointments with specialists in closed to 400 tertiary hospitals in China.

In 2016, 212 of the Fortune Global 500 companies in China and 89 of China’s top 100 companies in Forbes chose iKang as their healthcare management provider. iKang was first among its peers to develop the concept of “taking care of your health beyond annual medical exams,” not only because of its commitment from its foundation to be responsible for its customers’ health, but also thanks to its professional ability as the industry leader, and its partners’ support.

At the launch of the iKangPartners+ plan, Mr. Lee Ligang Zhang stressed iKang’s commitment for “quality-first” operational philosophy through its strong partnerships with academic institutions and medical associations, leading providers in the field of in vitro diagnosis and genetic testing, and world class vendors in medical equipment such as GE, Siemens, Philips, Roche, etc.

The concept of “taking care of your health beyond annual medical exams” shows that the new strategic initiative of iKang Group is not only an upgrade of products and services, but also exploration and innovation in healthcare management. Through the new launch of iKangCare+ and iKangPartners+ as a truly “advisory” healthcare platform, iKang is committed to redefine the healthcare management sector with all its participating partners in China.

About iKang Healthcare Group, Inc.
iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, outpatient service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2017, iKang served a total of 5.58 million customer visits under both corporate and individual programs.

As of June 26, 2017, iKang has a nationwide network of 108(1) self-owned medical centers, covering 33 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili and Mianyang, as well as Hong Kong. iKang has also extended its coverage to over 150 cities by contracting with approximately 400 third-party facilities, which including select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

(1) Among the 108 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com